ANNUAL NOTICE

May 1, 2023

THE GUARDIAN CXC VARIABLE ANNUITY

Issued by The Guardian Insurance & Annuity Company, Inc.

Separate Account F

This Annual Notice for the Guardian CXC Variable Annuity, an individual flexible premium deferred variable annuity contract offered by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our), provides you with an update of changes to your contract that have occurred since May 1, 2022. In addition, this Annual Notice provides key information about your contract that you should review, including a current list of Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.

The most recent prospectus for the Guardian CXC Variable Annuity contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the underlying mutual funds, the most recent audited financial statements of Separate Account F, and other information about the contract online at http://guardianlife.onlineprospectus.net/GuardianLife/CXC/index.php. You can also obtain this information at no cost by calling 1-888-GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com/.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved or disapproved the contract or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.

Special Terms Used in This Annual Notice

Accumulation Period

The period between the issue date of the contract and the Annuity Commencement Date.

Accumulation Value

The value of all the accumulation units in the Variable Investment Options and the fixed-rate option that are credited to a contract.

Customer Service Office Contact Center

For telephonic communications: Customer Service Office Contact Center 8:00 a.m. to 7:00 p.m. Eastern Time 1-888-GUARDIAN (1-888-482-7342).

Funds

The open-end management investment companies, each corresponding to a variable investment option.

Mailing Address

The Guardian Insurance & Annuity Company, Inc.

Individual Markets, Annuities P. O. Box 981592

El Paso, TX 79998-1592

Net Premium

A premium paid by the owner to us in accordance with the provisions of the contract, less any applicable annuity taxes.

Variable Investment Options

The Funds underlying the contract are the Variable Investment Options – as distinguished from the fixed-rate option – available for allocations of Net Premium payments and allocation values.

Updated Information About Your Contract

The information in this Annual Notice is a summary of certain contract features that have changed since May 1, 2022. This may not reflect all of the changes that have occurred since you entered into your contract.

There have been changes to the underlying Funds’ information in the Fees and Expenses table and Appendix A that are contained in this Annual Notice.

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Important Information You Should Consider About The Contract

An investment in the contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses				Location in Prospectus
Charges for Early Withdrawals

If you withdraw money from the contract during the first 6 years following your last premium payment, you may be assessed a surrender charge of up to 4% of the premium withdrawn, declining to 0% over that time period.

For example, if you make an early withdrawal, you could pay a surrender charge of up to $4,000 on a $100,000 investment.

				Financial Information – Contract Costs and Expenses Expense Tables – Contract Owner Transaction Expenses
Transaction Charges	In addition to surrender charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Variable Investment Options and the fixed-rate option. We reserve the right to impose a maximum fee of $25 per transfer, if you make more than twelve transfers within a contract year. Currently, we do not charge for transfers.			Financial Information – Contract Costs and Expenses Expense Tables – Contract Owner Transaction Expenses
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year other options you have elected.			Financial Information – Contract Costs and Expenses Expense Tables
	Annual Fee	Minimum	Maximum
	Base Contract [1]	1.45%	1.55%
	Investment Options (Fund fees and expenses) [2]	0.41%	1.62%
	Optional benefits available for an additional benefits charge (for a single optional benefit if elected) [3]	0.25%	1.25%

[1]  As a percentage of value in the Separate Account.

[2]  As a percentage of Fund net assets.

[3]  The minimum fee shown is calculated as a percentage of the value in the Separate Account; the maximum fee shown is calculated as a percentage of the adjusted guaranteed withdrawal balance which is a value used to calculate your benefit.

	Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take partial withdrawals from the contract, which could add surrender charges that substantially increase costs.

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Fees and Expenses			Location in Prospectus
	Lowest Annual Cost: $2,275	Highest Annual Cost: $3,620

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of Fund fees and expenses

• No optional benefits

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of optional benefits and Fund fees and expenses

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

Risks			Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		Variable Investment Options
Not a Short-Term Investment

This contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.

Surrender charges may apply for the first 6 years of the contract following your last premium payment. Surrender charges will reduce the value of your contract if you withdraw money during that time.

The benefits of tax deferral and living benefit protection also mean the contract is more beneficial to investors with a long time horizon.

Buying a Contract – The Purchase Process Financial Information – Contract Costs and Expenses
Risks Associated with Investments

An investment in this contract is subject to the risk of poor investment performance and can vary based on the investment options available under the contract.

Each investment option, including the fixed-rate option, has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Variable Investment Options
Insurance Company Risks	An investment in the contract is subject to the risks related to us, as the Depositor. Any obligations (including under the fixed-rate option), guarantees, and benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about GIAC, including our financial strength ratings, is available by contacting us at 1-888-482-7342.		The Accumulation Period – The Separate Account
Restrictions			Location in Prospectus
Investments

We reserve the right to impose a charge for transfers among investment options in excess of the 12.

We may limit transfers based on frequent trading activity.

Additional restrictions apply to transfers from the fixed-rate option.

We reserve the right to remove or substitute the Variable Investment Options that are available as investment options under the contract.

You may choose to invest in a maximum of 20 of the 35 Variable Investment Options or 19 of the Variable Investment Options and the fixed-rate option, if available, at any time.

The Accumulation Period Variable Investment Options Transfers Appendix A (included below)

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Restrictions		Location in Prospectus
Optional Benefits

Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.

Certain optional benefits generally limit subsequent purchase payments.

Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.

Optional benefits are only available at the time you purchase your contract.

Other Contract Features
Taxes		Location in Prospectus
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account, you do not get any additional tax deferral.

You will generally not be taxed on increases in the value of the contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1⁄2.

Financial Information – Federal Tax Matters
Conflicts of Interest		Location in Prospectus
Investment Professional Compensation	Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend continued investment in this contract over another investment for which the investment professional is not compensated or compensated less.	Your Rights and Responsibilities – Distribution of the Contract
Exchanges	If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Buying a Contract

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Appendix A: Funds Available Under the Contract

The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at http://guardianlife.onlineprospectus.net/GuardianLife/CXC/index.php. You can also request this information at no cost by calling the Customer Service Office Contact Center at 1-888-GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

			As of December 31, 2022
Type/Investment Objective	Portfolio Company and Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio (Class B) AllianceBernstein, L.P.	1.15%	-27.17%	7.72%	9.99%
Long-term capital appreciation.	Alger Capital Appreciation Portfolio (Class S) Fred Alger Management, LLC	1.19%	-36.69%	7.15%	11.60%
Long-term growth of capital.	Davis Financial Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	0.75%	-8.53%	4.76%	10.22%
Total return through a combination of growth and income.	Davis Real Estate Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	1.00%	-26.80%	2.72%	5.68%
Seeks income and capital growth consistent with reasonable risk.	Fidelity VIP Balanced Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Fidelity Management & Research (Hong Kong) Limited (FMR H.K.) and other investment advisers serve as sub-advisers for the fund.	0.72%	-18.19%	6.93%	8.63%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity VIP Government Money Market Portfolio (Service Class 2)(1) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.49%	1.26%	0.94%	0.52%

(1)	There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset-based separate account charges, the yield on this investment account may become low and possibly negative.

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			As of December 31, 2022
Type/Investment Objective	Portfolio Company and Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity VIP Investment Grade Bond Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.65%	-13.21%	0.38%	1.28%
Seeks long-term capital appreciation, with preservation of capital as an important consideration.	Franklin Rising Dividends VIP Fund (Class 2 Shares) Franklin Advisers, Inc.	0.90%	-10.57%	10.04%	11.86%
Growth of capital; current income as secondary objective.	Gabelli Capital Asset Fund Gabelli Funds, LLC	1.35%	-12.92%	3.46%	7.49%
The Fund seeks capital appreciation.	Guardian All Cap Core VIP Fund Park Avenue Institutional Advisers LLC Massachusetts Financial Services Company	0.78%	-17.54%	N/A	N/A
The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.	Guardian Balanced Allocation VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.87%	N/A	N/A	N/A
The Fund seeks to provide a high level of current income and capital appreciation without undue risk to principal.	Guardian Core Fixed Income VIP Fund Park Avenue Institutional Advisers LLC	0.50%	N/A	N/A	N/A
The Fund seeks a high level of current income consistent with growth of capital.	Guardian Equity Income VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.55%	N/A	N/A	N/A
The Fund seeks capital appreciation.	Guardian Integrated Research VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.81%	-21.13%	7.02%	N/A
The Fund seeks to maximize long-term growth.	Guardian Large Cap Disciplined Growth VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.87%	-31.51%	9.17%	N/A

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			As of December 31, 2022
Type/Investment Objective	Portfolio Company and Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
The Fund seeks long-term capital appreciation.	Guardian Mid Cap Relative Value VIP Fund Park Avenue Institutional Advisers LLC Allspring Global Investments, LLC	1.05%	-4.82%	7.88%	N/A
The Fund seeks long term growth of capital.	Guardian Select Mid Cap Core VIP Fund Park Avenue Institutional Advisers LLC FIAM LLC	0.87%	-14.19%	N/A	N/A
The Fund seeks to provide a high level of current income consistent with preservation of capital.	Guardian Short Duration Bond VIP Fund Park Avenue Institutional Advisers LLC	0.50%	N/A	N/A	N/A
The Fund seeks capital appreciation.	Guardian Small Cap Core VIP Fund Park Avenue Institutional Advisers LLC Clearbridge Investments, LLC	1.04%	-20.86%	N/A	N/A
The Fund seeks capital appreciation.	Guardian Small-Mid Cap Core VIP Fund Park Avenue Institutional Advisers LLC Allspring Global Investments, LLC	0.93%	-17.44%	N/A	N/A
The Fund seeks capital appreciation.	Guardian Strategic Large Cap Core VIP Fund Park Avenue Institutional Advisers LLC AllianceBernstein L.P.	0.84%	-10.08%	N/A	N/A
The Fund seeks total return with an emphasis on current income as well as capital appreciation.	Guardian Total Return Bond VIP Fund Park Avenue Institutional Advisers LLC	0.79%	-15.36%	N/A	N/A
The Fund seeks total return with an emphasis on current income as well as capital appreciation.	Guardian U.S. Government Securities VIP Fund Park Avenue Institutional Advisers LLC	0.75%	-8.28%	N/A	N/A
Seeks capital growth.	Invesco V.I. American Franchise Fund (Series II) Invesco Advisers, Inc.	1.11%	-31.30%	7.39%	11.35%
Long-term growth of capital.	Invesco V.I. Core Equity Fund (Series II) Invesco Advisers, Inc.	1.05%	-20.75%	5.92%	8.03%

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			As of December 31, 2022
Type/Investment Objective	Portfolio Company and Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	Invesco V.I. Main Street Mid Cap Fund (Series II) Invesco Advisers, Inc.	1.18%	-14.45%	4.82%	7.72%
Seeks capital appreciation.	MFS® Core Equity Portfolio (Service Class) Massachusetts Financial Services Company	1.08%	-17.48%	9.26%	12.33%
Seeks capital appreciation.	MFS® Investors Trust Series (Service Class) Massachusetts Financial Services Company	1.03%	-16.69%	8.18%	11.15%
Seeks long-term capital growth.	Templeton Growth VIP (Class 2 Shares) Templeton Global Advisors Limited	1.12%	-11.50%	-0.76%	4.05%
The Victory 500 Index VIP Series seeks to match, before fees and expenses, the performance of the stocks composing the Victory US Large Cap 500 Index.	Victory 500 Index VIP Series Victory Capital Management Inc.	0.28%	-19.36%	9.06%	12.23%
Seeks to provide current income. Capital appreciation is a secondary objective.	Victory High Yield VIP Series Victory Capital Management Inc. Park Avenue Institutional Advisers LLC	0.89%	-13.55%	2.80%	3.96%
Long-term capital appreciation.	Victory RS International VIP Series Victory Capital Management Inc.	0.93%	-15.81%	2.33%	5.09%
Long-term capital appreciation.	Victory RS Large Cap Alpha VIP Series Victory Capital Management Inc.	0.55%	-4.33%	7.02%	10.86%
Long-term capital growth.	Victory RS Small Cap Growth Equity VIP Series Victory Capital Management Inc.	0.88%	-36.36%	0.04%	8.86%
Long-term capital appreciation.	Victory Sophus Emerging Markets VIP Series Victory Capital Management Inc.	1.35%	-22.46%	-2.99%	1.05%

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APPENDIX B: INVESTMENT OPTION RESTRICTIONS

FUNDS AVAILABLE UNDER THE GMWB III RIDER (“Lifetime Focus”)

For contracts issued in conjunction with application dated during the periods, the chart lists the models available to contracts with the GMWB III Rider. During the entire time this rider is in effect, you must invest all of your premium payments and the contract Accumulation Value in one of the allocation models listed under the applicable period for your contract.

Fund Name	Core Blend	Core Growth Aggressive	Equity Income Blend	Growth & Income 500	Growth & Income LCA	Growth & Income II 2020_500	Growth & Income II 2020_LCA	Growth & Income II 3010_500	Growth & Income II 3010_LCA	Growth & Income II 4000_500
Fidelity VIP Investment Grade Bond Portfolio (Service Class 2)	15%	10%	20%			20%	20%	10%	10%
Franklin Rising Dividends VIP Fund (Class 2 Shares)			25%
Guardian All Cap Core VIP Fund				15%	15%
Guardian Core Fixed Income VIP Fund	25%	10%	20%	40%	40%	20%	20%	30%	30%	40%
Guardian Equity Income VIP Fund	25%	35%	35%	15%	15%	35%	35%	35%	35%	35%
Guardian Integrated Research VIP Fund
Guardian Select Mid Cap Core VIP Fund	20%	25%
Guardian Small-Mid Cap Core VIP Fund	15%	20%
Victory 500 Index VIP Series				15%		15%		15%		15%
Victory RS International VIP Series				15%	15%	10%	10%	10%	10%	10%
Victory RS Large Cap Alpha VIP Series					15%		15%		15%

Fund Name	Growth & Income II 4000_LCA	Growth Blend 500	Growth Blend LCA	RS Prospectives LCA 500	RS Prospectives LCA	RS Prospectives LCA II	RS Prospectives 500	Value Blend 500	Value Blend LCA
Guardian Core Fixed Income VIP Fund	40%	40%	40%	20%	20%	40%	40%	40%	40%
Guardian Equity Income VIP Fund	35%			45%	45%			30%	30%
Guardian Integrated Research VIP Fund		10%	10%					15%	15%
Invesco V.I. American Franchise Fund (Series II)		30%	30%
Victory 500 Index VIP Series		20%		20%			30%	15%
Victory RS International VIP Series	10%			15%	15%	15%	15%
Victory RS Large Cap Alpha VIP Series	15%		20%		20%	45%	15%		15%

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FUNDS AVAILABLE UNDER THE LIVING BENEFIT RIDER (“DECADE”)

If you elect the living benefit rider, you must allocate your net premiums at the time your contract is issued among the following groupings of allocation options. Each grouping is designated as an Asset Allocation Class. Within each Asset Allocation Class, we will make shifts pro rata among the allocation options you have chosen for that class at the time of the rebalancing.

10%	40%	40%	10%
Fidelity VIP Government Money Market Portfolio (Service Class 2) Guardian Short Duration Bond VIP Fund The Fixed-Rate Option

Guardian Core Fixed Income VIP Fund

Guardian Short Duration Bond VIP Fund

Guardian Total Return Bond VIP Fund

Invesco V.I. Core Equity Fund (Series II)

Invesco V.I. Government Securities Fund (Series I)

The Fixed-Rate Option

Fidelity VIP Balanced Portfolio (Service Class 2)

Gabelli Capital Asset Fund

Guardian All Cap Core VIP Fund

Guardian Balanced Allocation VIP Fund

Guardian All Cap Core VIP Fund

Guardian Balanced Allocation VIP Fund

Guardian Equity Income VIP Fund

Guardian Integrated Research VIP Fund

Guardian Mid Cap Relative Value VIP Fund

MFS® Investors Trust Series (Service Class)

Victory 500 Index VIP Series

Victory High Yield VIP Series

Victory RS International VIP Series

Victory RS Large Cap Alpha VIP Series

AB VPS Sustainable Global Thematic Portfolio (Class B)

Davis Financial Portfolio

Davis Real Estate Portfolio    Franklin Rising Dividends VIP Fund (Class 2 Shares)

Guardian Large Cap Disciplined Growth VIP Fund

Guardian Mid Cap Relative Value VIP Fund

Guardian Select Mid Cap Core VIP Fund

Guardian Small Cap Core VIP Fund

Guardian Small-Mid Cap Core VIP Fund

Invesco V.I. Main Street Mid Cap Fund (Series II)
MFS® Core Equity Portfolio (Service Class)

Templeton Growth VIP (Class 2 Shares)

Victory RS Small Cap Growth Equity VIP Series

Victory Sophus Emerging Markets VIP Series

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2007, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this notice.

EDGAR Contract ID: C000023934

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